UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Amendment No.:  3

Name of Issuer:  Strategic Distribution, Inc.

Title of Class of Securities: Common Stock, par value $.10 per share

CUSIP Number: 862701208



  (Date of Event Which Requires Filing of this Statement)

                     December 31, 1999

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ / Rule 13d-1(b)
/X/ Rule 13d-1(c)
/ / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 862701208

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Barry R. Feirstein


2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only


4.  Citizenship or Place of Organization

         U.S.

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:

         970,000

6.  Shared Voting Power:

         2,130,000

7.  Sole Dispositive Power:

         970,000

8.  Shared Dispositive Power:

         2,130,000

9.  Aggregate Amount Beneficially Owned by Each Reporting
Person

         3,100,000

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares

11. Percent of Class Represented by Amount in Row (9)

          10.0%

12. Type of Reporting Person

          IN

CUSIP Number: 862701208

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

          Feirstein Capital Management, L.L.C.


2.  Check the Appropriate Box if a Member of a Group

          a.
          b.  X

3.  SEC Use Only


4.  Citizenship or Place of Organization

          Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:



6.  Shared Voting Power:

          2,130,000

7.  Sole Dispositive Power:



8.  Shared Dispositive Power:

          2,130,000

9.  Aggregate Amount Beneficially Owned by Each Reporting
    Person

          2,130,000

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares

11. Percent of Class Represented by Amount in Row (9)

          6.9%

12. Type of Reporting Person

          CO

CUSIP Number: 862701208

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

          Feirstein Partners, L.P.


2.  Check the Appropriate Box if a Member of a Group

          a.
          b.  X

3.  SEC Use Only


4.  Citizenship or Place of Organization

          Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:



6.  Shared Voting Power:

          2,130,000

7.  Sole Dispositive Power:



8.  Shared Dispositive Power:

          2,130,000

9.  Aggregate Amount Beneficially Owned by Each Reporting
    Person

          2,130,000

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares

11. Percent of Class Represented by Amount in Row (9)

          6.9%

12. Type of Reporting Person

          PN

Item 1(a) Name of Issuer:  Strategic Distribution, Inc.

      (b) Address of Issuer's Principal Executive Offices:

          3220 Tillman Drive
          Suite 200
          Bensalem, Pennsylvania 19020

Item 2(a) - (c).  Name, Principal Business Address, and
Citizenship of Persons Filing:

          Barry R. Feirstein
          Feirstein Capital Management, L.L.C.
          Feirstein Partners, L.P.
          767 Third Avenue
          28th Floor
          New York, NY 10017

          Barry R. Feirstein - United States citizen

          Feirstein Capital Management, L.L.C. - Delaware limited liability company

          Feirstein Partners, L.P. - Delaware limited partnership

    (d) Title of Class of Securities: Common Stock par value $.10 per share

    (e)   CUSIP Number: 862701208

Item 3.  If this statement is filed pursuant to Rule
13d-1(b)(1) or 13d-2(b) or (c) check whether the person filing is:

    (a) / / Broker or dealer registered under Section 15 of the Act,

    (b)  / / Bank as defined in Section 3(a)(6) of the Act,

    (c)  / / Insurance Company as defined in
             Section 3(a)(19) of the Act,

    (d) / / Investment Company registered under Section 8 of the Investment Company Act,

    (e) / / Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

    (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
             Retirement Income Security Act of 1974 or
             Endowment Fund,

    (g)  / / Parent Holding Company, in accordance with Rule
             13d-1(b)(ii)(G),

    (h) / / Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,

    (i) / / Church plan excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act,

    (j)  / / Group, in accordance with Rule 13d-
             1(b)(1)(ii)(H).

If this statement is filed pursuant to Rule 13d-1(c), check this box. /X/

 Item 4. Ownership.

         (a) Amount Beneficially Owned:

             3,100,000 shares deemed to be owned by Barry R.
             Feirstein; 2,130,000 shares deemed to be owned by Feirstein Capital Management, L.L.C. and
             Feirstein Partners, L.P.

         (b) Percent of Class:

             10.0% by Barry R. Feirstein; 6.9% by Feirstein
             Capital Management, L.L.C. and Feirstein
             Partners, L.P.

         (c) Barry R. Feirstein:

             970,000 shares with sole power to vote or to direct the vote; 2,130,000 shares with shared power to vote or to direct the vote; 970,000 shares with sole power to dispose or to direct the disposition of; 2,130,000 shares with shared power to dispose of or to direct the disposition of

             Feirstein Capital Management, L.L.C. and
             Feirstein Partners, L.P.:

             0 shares with sole power to vote or to direct the vote; 2,130,000 shares with shared power to vote or to direct the vote; 0 shares with sole power to dispose or to direct the disposition of; 2,130,000 shares with shared power to dispose of or to direct the disposition of

Item 5.  Ownership of Five Percent or Less of a Class.

         N/A

Item 6.  Ownership of More than Five Percent on Behalf of
         Another Person.

         N/A

Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported by the
         Parent Holding Company.

         N/A

Item 8.  Identification and Classification of Members of the
         Group.

         N/A

Item 9.  Notice of Dissolution of the Group.

         N/A

Item 10.

    Certification for Rule 13d-1(c): By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

             FEIRSTEIN PARTNERS, L.P.

             By:  Feirstein Capital Management, L.L.C.,
                  General Partner

             By:  /s/ Barry R. Feirstein
                  ______________________
                  Barry R. Feirstein,
                  Managing Member

             FEIRSTEIN CAPITAL MANAGEMENT, L.L.C.

             By:  /s/ Barry R. Feirstein
                  ______________________
                  Barry R. Feirstein,
                  Managing Member

             BARRY R. FEIRSTEIN

                  /s/ Barry R. Feirstein
                  ______________________


February 14, 2000






















                            11
00618001.BW6

                                            Exhibit A



                            AGREEMENT


         The undersigned agree that this Amendment No. 3 to

Schedule 13G dated February 14, 2000 relating to the Common

Stock of Strategic Distribution, Inc. shall be filed on

behalf of the undersigned.

              FEIRSTEIN PARTNERS,  L.P.

              By:  Feirstein Capital Management, L.L.C.,
                   General Partner

              By:  /s/ Barry R. Feirstein
                   ______________________
                   Barry R. Feirstein,
                   Managing Member

              FEIRSTEIN CAPITAL MANAGEMENT, L.L.C.

              By:  /s/ Barry R. Feirstein
                   ______________________
                   Barry R. Feirstein,
                   Managing Member

              BARRY R. FEIRSTEIN

                   /s/ Barry R. Feirstein
                   ______________________
                   Barry R. Feirstein












00618001.BW6